

Derric Hicks · 3rd

Senior Management, Operations & Business Development
Professional at Car Delivery Network, Inc

Arlington, Texas · 500+ connections · **Contact info**

 **Car Delivery Networl**

 **Dallas Baptist Univei**

Experience



Director Of Operations - North America
Car Delivery Network
Jan 2011 – Present · 9 yrs 4 mos

Progressive tenure - Promoted to oversee numerous large-scale $MM SaaS contract
negotiations and all North America Operations.
Chief Product Owner - Implemented vinDELIVER (ePOD) and FleetConnect (ELD/telematics)
product management processes in a SCRUM environment to enhance product development.
Currently working on vinDISPATCH.
Understanding how to evaluate, manage and communicate customer needs and expectations
through the stages of the product development process, prioritization process and deadlines
while aligning future requirements.   **...see mor**

Director Of Operations
MAINSTREAM AUTO DELIVERY LTD
Jul 1998 – Jan 2011 · 12 yrs 7 mos
Dallas/Fort Worth Area

Assumed full ownership and responsibility for all aspects of operations, including HR, Inbound
& outbound freight, logistics, compliance, new business development, budgets & financials,
training & development, marketing, sales and project management, and ON-Time delivery.
Drove and facilitated the company's strategy to cultivate a fully engaged workforce · **...see mor**



Intelligence Specialist / Intelligence Analyst

US Marine Corps

Jul 1991 – Jul 2001 · 10 yrs 1 mo

Dam Neck, VA / Fort Worth, TX

Directed a team of intelligence analysts.
Gathered information essential for processing and disseminating highly-confidential information used in combat efforts on the battlefield.

Education



Dallas Baptist University

Bachelor of Business Administration (BBA), Marketing

1995 – 1997

Activities and Societies: Mens Soccer

Univeristy of North Texas

1993 – 1995

Licenses & Certifications

Transportation Safety Institute

Us Dot Fmcsa

Issued Apr 2005 · No Expiration Date

Volunteer Experience

President

One World Sports Association

Jan 2016 – Present • 4 yrs 4 mos

Arts and Culture

https://www.oneworldsa.org/
One World Sports Association seeks to build personal and cross-cultural relationships through sports to foster a better understanding and appreciation of different cultures

Skills & Endorsements

Operations Management · 17

Endorsed by **Matthew Zbercot and 1 other who is highly skilled at this**

Logistics · 14

 Endorsed by **Wayne Pollock, who is highly skilled at this**

Supply Chain · 10

Endorsed by **Matthew Zbercot, who is highly skilled at this**

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